Exhibit 2.2

PLAN OF CONVERSION

This PLAN OF CONVERSION (this “Plan of Conversion”) sets forth certain terms of the conversion of Hi-Crush Partners LP, a Delaware limited partnership (the “Partnership”), to a Delaware corporation to be named “Hi-Crush Inc.” (the “Corporation”), pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act (the “Partnership Act”) and the General Corporation Law of the State of Delaware (the “DGCL”).

W I T N E S S E T H

WHEREAS, the Partnership was formed as a limited partnership in accordance with the Partnership Act and is currently governed by the Third Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of October 21, 2018 (the “Partnership Agreement”);

WHEREAS, upon the terms and subject to the conditions of this Plan of Conversion and in accordance with the Partnership Act and the DGCL, the Partnership will be converted to a Delaware corporation pursuant to and in accordance with Section 17-219 of the Partnership Act and Section 265 of the DGCL (the “Conversion”);

WHEREAS, in connection with the Conversion, all of the outstanding common units representing limited partner interests in the Partnership (each, a “Common Unit,” and, collectively, the “Common Units”) will be converted into the right to receive shares of common stock or preferred stock of the Corporation and (ii) all of the outstanding general partner interests in the Partnership (the “GP Interests”) will be cancelled, retired and cease to exist, as provided in this Plan of Conversion; and

WHEREAS, capitalized terms used and not otherwise defined in this Plan of Conversion shall have the meanings given to them in the Partnership Agreement.

NOW, THEREFORE, upon the terms and subject to the conditions of this Plan of Conversion and in accordance with the Partnership Act and the DGCL, upon the filing and effectiveness of the Certificate of Conversion and the Certificate of Incorporation (each as defined below), the Partnership shall be converted to the Corporation.

ARTICLE I

THE CONVERSION

SECTION 1.01    The Conversion. At the Effective Time (as defined below), the Partnership shall be converted to the Corporation and, for all purposes of the laws of the State of Delaware and otherwise, the Conversion shall be deemed a continuation of the existence of the Partnership in the form of a Delaware corporation. The Conversion shall not require the Partnership to wind up its affairs under Section 17-803 of the Partnership Act nor to pay its liabilities and distribute its assets under Section 17-804 of the Partnership Act, and the Conversion shall not constitute a dissolution of the Partnership. At the Effective Time, for all purposes of the laws of the State of Delaware and otherwise, all of the rights, privileges and powers of the Partnership, and all property, real, personal and mixed, and all debts due to the Partnership, as well as all other things and causes of action belonging to the Partnership, shall remain vested in the Corporation and shall be the property of the Corporation, and the title to any real property vested by deed or otherwise in the Partnership shall not revert or be in any way impaired by reason of any provision of the Partnership Act, the DGCL or otherwise; but all rights of creditors and all liens upon any property of the Partnership shall be preserved unimpaired, and all debts, liabilities and duties of the Partnership shall remain attached to the Corporation, and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as a corporation. The rights, privileges, powers and interests in property of the Partnership, as well as the debts, liabilities and duties of the Partnership, shall not be deemed, as a consequence of the Conversion, to have been transferred to the Corporation for any purpose of the laws of the State of Delaware or otherwise.

SECTION 1.02    Effective Time. On May 31, 2019, Hi-Crush GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), shall file the Certificate of Conversion in the form attached hereto as Exhibit A (the “Certificate of Conversion”) and the Certificate of Incorporation of the Corporation in the form attached hereto as Exhibit B (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware pursuant to Section 265 of the DGCL. The Conversion shall become effective at 4:01 p.m. (Eastern Time) on May 31, 2019 (such time of effectiveness, the “Effective Time”).

SECTION 1.03    Certificate of Incorporation and Bylaws of the Corporation. At and after the Effective Time, the Certificate of Incorporation of the Corporation shall be in the form attached hereto as Exhibit B (the “Charter”), until amended in accordance with its terms and the DGCL. Effective immediately after the Effective Time, the board of directors of the Corporation (the “Board”) shall ratify and approve the bylaws of the Corporation.

SECTION 1.04    Directors and Officers.

(a)    At the Effective Time, the initial directors of the Corporation, and the class in which each such director shall internally serve in accordance with the Charter, shall be Robert E. Rasmus (Class III Director), John F. Affleck-Graves (Class I Director), John Kevin Poorman (Class I Director) and Joseph C. Winkler III (Class II Director), each of whom shall be named to the initial Board. Mr. Rasmus shall be the Chairman of the Board.

(b)    At the Effective Time, unless the Board provides otherwise, each of the following individuals shall be appointed to the office(s) set forth opposite his or her name:

Name	Office
Robert E. Rasmus	Chief Executive Officer
Laura C. Fulton	Chief Financial Officer
Michael A. Oehlert	Chief Operating Officer
Mark C. Skolos	General Counsel, Chief Compliance Officer and Secretary

Each officer so elected shall hold such office until such officer’s successor is elected and qualified, or until such officer’s earlier death, resignation, retirement, disqualification or removal.

ARTICLE II

CONVERSION OF PARTNERSHIP INTERESTS; REGISTRATION OF SHARES; GLOBAL STOCK CERTIFICATES

SECTION 2.01    Conversion of Partnership Interests. At the Effective Time, (i) each Common Unit outstanding immediately prior to the Effective Time shall be converted into one issued and outstanding, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Corporation (“Common Stock”), and (ii) all of the GP Interests outstanding immediately prior to the Effective Time shall automatically be cancelled and extinguished and shall cease to exist without any conversion thereof, in each case without any action required on the part of the Partnership, the Corporation, the former holders of Common Units or the General Partner, as applicable.

SECTION 2.02    Registration in Book-Entry. Shares of Common Stock shall not be represented by certificates but shall instead be uncertificated shares, unless the Board shall provide by resolution or resolutions otherwise. Promptly after the Effective Time, the Corporation shall register, or cause to be registered, in book-entry form, the shares of Common Stock into which the outstanding Common Units shall have been converted as a result of the Conversion.

SECTION 2.03    No Further Rights in Common Units or GP Interests. The shares of Common Stock into which the outstanding Common Units shall have been converted as a result of the Conversion in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Partnership Interests. The GP Interests shall be cancelled and extinguished and shall cease to exist as a result of the Conversion, and the General Partner shall cease to have any rights with respect thereto.

EXHIBIT A

Certificate of Conversion

EXHIBIT B

Certificate of Incorporation